EXHIBIT 99.1

Internet Gold – Golden Lines Ltd.
(hereinafter, the "Company")

July 25, 2011

Attention:	Attention:

Israel Securities Authority	Tel Aviv Stock Exchange
www.magna.isa.gov.il	www.maya.tase.co.il

Re: Early redemption of Series A Debentures

1.
On July 24, 2011, the Tel Aviv Stock Exchange Ltd. (hereinafter, the "Stock Exchange") published a notice pursuant to which, based on data for June 30, 2011, the value of the public's holdings in the Series A Debentures of the Company (hereinafter, "Series A Debentures") was lower than the value required by the Stock Exchange maintenance rules. Therefore, in accordance with the Stock Exchange's directives in this respect, the Company’s Series A Debentures will be delisted from the Stock Exchange on September 26, 2011, with the last day of trade being September 22, 2011, all as set forth in the notice issued by the Stock Exchange. The value of the remaining Series A Debentures in circulation as of the date of this immediate report is NIS 559,952 nominal value.

2.
The Company's prospectus dated March 31, 2005, under which the Series A Debentures were issued (hereinafter the “Prospectus”), provided that in the event that the Stock Exchange determines  to delist the Series A Debentures, because the value of the public's holdings in the Series A Debentures is less than the amount determined in the Stock Exchange directives, the Company shall announce a date for early redemption, on which date holders of the Series A Debentures may redeem such debentures, all in the manner and at the times provided in the aforementioned Prospectus (for further details, see Section 9.17 of the Prospectus).

3.
In accordance with the foregoing and Section 9.17 of the Prospectus, the Company hereby provides notification that the early redemption date on which holders of Series A Debentures may redeem such debentures will be September 7, 2011 (hereinafter, the "Early Redemption Date").

4.
In accordance with the directives of the Stock Exchange, the date for determining redemption eligibility is August 26, 2011. Therefore, as of August 23, 2011, and up to the Early Redemption Date, holders will not be permitted to convert their Series A Debentures.

5.
On the Early Redemption Date, the Company will redeem those Series A Debentures for which early redemption notices were received by the Company, as set forth below, in accordance with the nominal value balance thereof, together with index-linkage differentials and the interest accrued on the principal amount up to the actual date of redemption (the interest shall be calculated on the basis of 365 days per year, provided that the payment index shall be the index last published prior to the Early Redemption Date).

6.
Holders of Series A Debentures who wish to exercise their early redemption rights, as aforementioned, shall submit a notice to the Stock Exchange members through whom they hold such debentures of such desire, on the date as determined by the Stock Exchange members (subject to the provisions of Section 8 below) together with tax approvals regarding withholding tax exemptions, to the extent any exist.

7.
Early redemption notices which are not received by the Stock Exchange members in accordance with the dates set forth above shall not be accepted. Early redemption notices that are timely submitted to the Stock Exchange members may not be cancelled or modified.

8.	Stock Exchange members will be required to submit the early redemption notices to the Stock Exchange Clearinghouse by 12:00 p.m. on August 31, 2011.

9.	The Stock Exchange Clearinghouse will remit all the early redemption notices to the Nominee Company of Bank Hapoalim Ltd. (hereinafter, the "Nominee Company") by 12:00 p.m. on September 4, 2011.

10.	The Nominee Company will transmit all the early redemption notices to the Company by 12:00 p.m. on September 6, 2011.

11.
Series A Debentures  that are redeemed will not be convertible into ordinary shares of the Company and will not entitle holders thereof to interest or linkage payments (or any other right) for the period following their redemption, or at all.

12.
Nothing in the determination of the Early Redemption Date as set forth above shall affect the conversion rights (other than as set forth in Section 4 above) and the fixed redemption date of Debentures A of any of the holders of Series A Debentures which are not redeemed on the Early Redemption Date, as set forth above. It is noted that September 22, 2011, shall be the last trade date with respect to the Series A Debentures, and the Series A Debentures will be delisted from the Stock Exchange on September 26, 2011.

13.
The delisting of Series A Debentures from the Stock Exchange may have tax implications for holders of Series A Debentures. Therefore, the Company recommends that holders of Series A Debentures consult with their tax advisors. It is clarified that nothing in this notice should be deemed to be advice of any type, including tax advice, legal advice or otherwise.

    Sincerely,

Internet Gold-Golden Lines Ltd.